# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bit Origin Ltd, CIK 0001735556
CUSIP: G21621118
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 27F, Samsung Hub, 3 Church Street, Singapore, Singapore (U0), 049483
Date of event which requires filing of this statement: 02/02/2025
Filed by CIK 0002054505
Persons authorized to receive notices and communications: Grace Bai, 366 Madison Ave, 3rd floor, New York, New York (NY), 10017, 212 606 9809

## Reporting persons
- Jinghai Jiang (CIK 0002054505): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 768,000; shared voting power 0; sole dispositive power 768,000; shared dispositive power 0; aggregate amount beneficially owned 768,000 (9% of the class)
  Comment: (1) On January 17, 2025 Jinghai Jiang, the Chief Executive Officer and Chief Operating officer, Chairman of the Board and Director of the company purchased 768,000 shares of the Company from others shareholders, respectively.
  (2) Based on 8,544,625 Ordinary Shares outstanding as of the date thereof.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Bit Origin Ltd
Address of issuer's principal executive offices: 27F, Samsung Hub, 3 Church Street, Singapore, Singapore (U0), 049483

## Item 2. Identity and Background
Name of person filing: Jinghai Jiang
Residence or business address:
c/o Bit Origin Ltd
27F, Samsung Hub, 3 Church Street Singapore 049483
Present principal occupation or employment: Jinghai Jiang: Chief Executive Officer, Chief Operating Officer and Director of Bit Origin Ltd with the principle business address of 27F, Samsung Hub, 3 Church Street Singapore 049483
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PF

## Item 4. Purpose of Transaction
Purpose of transaction: On January 17, 2025 Jinghai Jiang, the Chief Executive Officer and Chief Operating Officer of the company purchased 768,000 shares of the Company from other shareholders, respectively.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 768,000 (1); 9.0%(2)
Number of shares as to which each person has sole or shared power to vote or dispose: 768,000 (1); 9.0%(2)
Transactions in the class effected during the past sixty days: Jinghai Jiang did not effect any transaction during the past sixty days or since the most recent filing of Schedule 13D (SS 240.13d-101), whichever is less, other than the acquisition of 768,000 Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On January 17, 2025, the Reporting Person, Jinghai Jiang, the Chief Executive Officer and Chief Operating Officer and Chairman of the Board and Director of the Company purchased 768,000 shares of the Company from other shareholders, respectively.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A -Transfer Agreement A
Exhibit B - Transfer Agreement B
Exhibit C - Transfer Agreement C

## Signatures
- Jinghai Jiang: /s/ Jinghai Jiang, Jinghai Jiang/ CEO of Bit Origin Ltd (02/02/2025)